

Mail Stop 3030

March 17, 2010

Via Facsimile and U.S. Mail

Mr. Mahedi A. Jiwani
Chief Financial Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota, 55343

> **Re:** **Uroplasty, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 4, 2009**
> **File No.  001-32632 |**

Dear Mr. Jiwani:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 30

1.      We note from page 30 and from your December 31, 2009 Form 10-Q that you discuss the increase in the net sales excluding the impact of foreign currency exchange rates.  In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Regulation G and Item 10(e) of Regulation S-K.  Please refer to Compliance and Disclosure Interpretations for Non-GAAP Financial Measures Question 104.06, which you can find at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Exhibit 13

Note 1.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

2.      We note your disclosures on page 4 and throughout the filing that your sales of your Urgent PC treatments in the U.S. have declined during fiscal 2009 mainly due to reimbursement-related issues related to the third-party insurance carriers denying reimbursement or reassessing their coverage for this product.  Please tell us and revise your future filings to explain how this has impacted your revenue recognition policies associated with the sale of these products and your allowance for doubtful accounts.  We may have further upon comment upon your reviewing your response.

Note 7.  Business Segment Information, page F-21

3.      Please revise your future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with 280-10-50-41(a) of the FASB Accounting Standard Codification.

4.      We note that the long-lived assets by geographic location includes intangible assets. Please revise this disclosure in future filings to present only tangible assets.  Refer to paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Exhibits 31.1 and 31.2

5.      We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you have omitted the language "internal control over financial reporting (as defined

in Exchange Act Rules 13a-15(f) and 15d-15(f)" from paragraph four of your certification. The required certifications must be in the exact form prescribed. Please amend your filing to include revised certifications that conform to the <u>exact</u> wording required by Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your 2009 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
.

Sincerely,


Lynn Dicker
Reviewing Accountant